8 April 2002
Number: 20/02

BHP BILLITON STRATEGIC FRAMEWORK BRIEFING PAPER

BHP Billiton CEO and Managing Director Paul Anderson and Deputy CEO Brian Gilbertson will today present an overview of the Group's Strategic Framework at an Australian Securities Institute luncheon in Sydney, Australia.

Attached is a copy of the Briefing Paper that will be distributed at the luncheon. Additionally, a copy of the PowerPoint slide presentation from the briefing will be available on the BHP Billiton website (www.bhpbilliton.com/investor) at about 1.00pm today (Australian Eastern Standard Time).

The BHP Billiton Strategic Framework briefing will be repeated in London on Wednesday 10 April 2002.

Australia
Dr Robert Porter, Investor Relations
Tel: +61 3 9609 3540
Mobile: +61 419 587 456
mailto:Robert.Porter@bhpbilliton.com

Michael Buzzard, Media Relations
Tel: +61 3 9609 3709
Mobile: +61 417 914 103
mailto:Michael.Buzzard@bhpbilliton.com

United States
Francis McAllister, Investor Relations
Tel: +1 713 961 8625
Mobile: +1 713 480 3699
mailto:Francis.R.McAllister@bhpbilliton.com

South Africa/United Kingdom
Michael Campbell, Investor & Media Relations
Tel: +27 11 376 3360
Mobile: +27 82 458 2587
mailto:Michael.J.Campbell@bhpbilliton.com

Ariane Gentil, Manager Communications
Tel: +44 20 7747 3977
Mobile: +44 7881 518 715
mailto:Ariane.Gentil@bhpbilliton.com

Briefing Paper

BHP Billiton Strategic Framework

CONTENTS

I Strategic Framework

    Vision
    Value Objectives

II Strategic Framework and Performance Measures

III Business Model to Support Strategy
    Customer Sector Groups (CSGs)
    Portfolio Model
    Marketing Structure
    Common Business Processes (BHP Billiton Way)

IV Capital Management Disciplines

I STRATEGIC FRAMEWORK

Vision:

BHP Billiton aspires to be one of the world's premier companies.

This will be accomplished by delivering upon our vision to earn superior returns for our shareholders as the world's premier supplier of natural resources and related products and services.

Value Objectives:

Shareholders:

The delivery of superior total shareholder returns through a focus on Net Present Value (NPV) enhancement, sustainable returns above the cost of capital and free cash flow generation. This is associated with a recognition that the Group's ultimate goal must be to be a core holding for global equity investors.

Customers, Employees, Communities and the Environment:

BHP Billiton's success as a global corporation depends, in large part, on how effectively we work with our customers, our employees and the communities in which we operate. Our objective is to be the employer and partner of choice in the resources sector, and to serve our customers better with a broader and more flexible product offering.

We are committed to continued improvement in our Health, Safety, Environment and Community (HSEC) performance towards the aspirational goal of zero harm to people and the environment. Our standards and guidelines reflect leading industry practice and community expectations both local and global.

II Strategic Framework and Performance Measures
BHP Billiton Value Drivers (Organisational capabilities & distinguishing factors)	Strategic Imperatives	Performance Measures (How the market can judge progress)
I. Outstanding Assets

1. Zero Harm
  BHP Billiton is committed to continued improvement in its HSEC performance towards our aspirational goal of zero harm to people and the environment.

2. Operating Excellence

  60% of the Group's assets are in the first quartile of costs and 80% are in the lowest half of the cost curve.
  Improved unit cost performance.
  Improved capital efficiency.
  Systematic process to establish, benchmark and transfer best practices across the Group (The BHP Billiton Way).

  Improving HSEC Performance
  Policy goal of zero harm (zero fatalities, zero significant environmental incidents, no transgressions of UN Declaration of Human Rights)
  Expenditure of 1% of pre-tax profits (three year rolling average) on community development programmes

2. Cut Operating Costs

  Reduce operating costs for existing businesses by 2% in real terms per annum on average over the next three years (US$500m in FY 2003-05)
  Achieve US$270m merger benefits by the end of FY 2003
  Improved EBIT & Free Cash Flow (FCF) (normalised)

3. Return on Capital

  Return on capital - greater than 15% by 2006

II. Growth From Deep Inventory of Projects

3. Project Evaluation & Execution

  The Group has a deep inventory of high quality growth projects spread across its main Customer Sector Groups (CSGs).
  Investment evaluation and project execution skills will be central to the efficient delivery of this growth potential.
  High value growth will be pursued through a combination of brownfield and greenfield projects, as well as appropriate M&A activities.

4. Evaluate/Implement Projects

  BHP Billiton has US$10 billion of mature identified growth potential in the current portfolio (approximately US$2.5 billion has been committed since the merger to April 2002)
  The indicative split of expenditure by CSGs to 2006 is as follows
  - Aluminium 15%
  - Base Metals 15% - 20%

- Carbon Steel Materials 10%
- Energy Coal 10%
- Petroleum 35% - 40%
- Stainless Steel Mat. & Others 10%

III. Customer-Centric Marketing

4. Serving Customers Best

  BHP Billiton's marketing approach seeks to combine physical product handling skills with the flexibility and trading skills of a merchant, and the risk management skills of a financial institution.
  The combination of these skills will allow additional value creation and growth opportunities through the transformation of products from a purely physical, to an augmented offer.
5. Preferred supplier status & global marketing and trading

IV. The Portfolio Effect

5. Portfolio Management

  Key capital management, risk management and portfolio management decisions are taken at a Group level. The major focus is on enhancing the performance of the existing portfolio of assets, and the management of portfolio risk

6. Funding & Capital Management

  BHP Billiton will maintain an approach to funding and capital management to support delivery of its strategic imperatives. This includes maintaining a credit rating that will enable the Group to minimise its cost of debt within the constraints of optimising its gearing ratio and debt maturity profile to reduce its overall cost of capital.

6. Maintain a credit rating of A or better

  Generate positive cash flow after tax & investment every year.
  Maintain EBITDA to interest coverage ratio such that the ratio exceeds eight times over the cycle (gearing band of 35%- 40%)
  Cash Flow at Risk to Cash Flow ratio not greater than 25%

V. The Petroleum Customer Sector Group
  Value Adding Growth
  Petroleum provides the ability for BHP Billiton to pursue high quality growth opportunities in the E&P sector, without some of the regulatory and market constraints that may impact upon growth in some metals and mining sectors.
  Petroleum, in combination with the Group's other energy positions allows the pursuit of energy marketing and trading opportunities.
7. Low discovery costs & growth in reserves and production

VI Innovation
  Creative Thinking
  Commercial Judgement
  Transaction Execution

Pursuit of selective growth opportunities based on accessing external and internal networks related to existing BHP Billiton activities (business development initiatives, BCAP)

8. Dependent on opportunities

III. Business Model to Support Strategy

BHP Billiton's business model is designed to support the achievement of superior shareholder returns through the:

  Maximization of returns and the management of risk at the portfolio level
  Effective deployment of capital to new growth projects and merger and acquisition (M&A) opportunities
  Efficient extraction of value from existing assets
  Facilitation of knowledge sharing and best practices procedures throughout the Group
  Achievement of value through the marketing structure, as well as the identification of new business initiatives through BCAP.

The main features of the BHP Billiton business model are as follows:

  Customer Sector Group Structure

  The Customer Sector Groups or CSGs have been established based on natural customer-oriented groupings of commodities. This is consistent with our approach of orienting our business from the customer to the mines rather than simply on the extraction and delivery of product.

  Each of the CSGs is a substantial business in its own right, a number are leaders in their field. The CSGs have significant autonomy to optimise their businesses with clear accountabilities, based on their own strategic plan, around EBIT performance and shareholder value add.

  The CSGs operate with their own Board comprising the CSG President and two Executive Committee members drawn from other CSG or functional areas. The marketing personnel from within the CSGs are located in one of the twin marketing hubs - in The Hague and Singapore - and have a direct reporting line to their CSG President as well as the Chief Marketing Officer.

  Portfolio Model

The purpose of the portfolio model is two-fold:

  To define the risk/reward frontier to support investment and capital allocation decisions, and
  To enable the organization to manage both the portfolio of assets and the portfolio of risks

The portfolio model rests fundamentally on a robust capital management system applying techniques, such as Cash Flow at Risk, and Value at Risk, as well as the centralization of key capital management, risk management, business and economic evaluation methodologies.

The ability to utilise the portfolio's characteristics provides the capability to deliver value beyond that provided by the aggregation of business strategies at the CSG level. These include:

- The inherent increased stability of cash flows of the portfolio

- The ability for investments to be made through business cycles

- The ability to provide more customer focused solutions

- Critical mass in capital markets

3.    Marketing Structure

The marketing approach entails the adoption of a coordinated marketing function based around twin hubs in The Hague and Singapore, designed to augment and extend the product offering to customers and enhance value from a customer-orientated approach to the delivery of product, as well as sell more goods than the Group produces.

This customer-centric marketing approach is underpinned by a number of pillars, including:

  Operations standardisation (common SAP centred marketing execution and risk management systems)
  Integrated supply chain planning (providing the ability to offer a fully integrated capability to customers for their raw material needs)
  Trading, merchanting and aggregation (enhancing product offering to customers, enabling geographical arbitrage)
  Market consolidation (moving from a mine by mine marketing basis to the centralised offering of full commodity output)
  Market transformation (energy market offering; substitution of one form of energy exposure for another within the portfolio)

4.    Common Business Processes (The BHP Billiton Way)

The adoption of common business processes and practices (termed the BHP Billiton Way) to deliver operational improvements through the rigorous application of the same proven improvement process across the Group.

Benefits to derive from:
  Knowledge sharing and alignment
  The evolution to a global corporate culture within BHP Billiton
  Cost reduction
  Production/yield increases
  Capital elimination/deferral
  Enhanced health, safety, environmental and community performance
  Faster and more efficient project implementation

IV CAPITAL MANAGEMENT DISCIPLINES

Capital Management Disciplines (including Financial Risk Management Model)
  Authorisation levels

Asset Leaders, Selected VP	Up to US$5 million
Business CEO/President CSG	US$5 million to US$50 million
Executive Committee	US$50 - US$100 million
BHP Billiton Board	Above US$100 million

  The Investment Review Committee (IRC) is responsible for the risk analysis and evaluation and advice to the Executive Committee and the Board on all investment decisions above US$100 million, including capital (growth and sustaining), mergers, acquisition, divestments, non-capital (exploration, technology, expense investing), venture capital and BCAP investments etc.
  The IRC will endorse projects to the Executive Committee.
  CSGs are responsible for identifying growth opportunities and taking investment proposals through the tollgating process.
  Investment evaluation is based on:
    Base high and low case returns
    Probability distribution of project returns
    Impact on Group financial statements
    Impact on the Group portfolio
  The investment process has five phases:
    concept
    pre-feasibility
    feasibility and approval
    execution, and
    operation
  Independent Peer Reviews (IPR) - for each investment an IPR Leader is appointed. The IPR Leader is selected by a sub-committee of the IRC.
  IPR Team investigates the investment proposal to determine if it is robust based on:
    appropriate quality control processes
    generally accepted best practices
    sound assumptions
    solid criteria and
    high integrity in information output
  During the feasibility phase the IPR focuses on:
    the strategic fit of the proposal
    portfolio risk/group impact
    value drivers
    detailed economics
    project team capabilities
    key risks, including HSEC risks and opportunities
    technology and
    execution plans
  Project Development Services assists the IRC in relation to:
    endorsement of the selection of the project manager and key reports management of an independent review process during execution phase management of the project's close-out review process

Financial Risk Management
  BHP Billiton has undertaken a comprehensive review of its strategy in relation to market price risks (including commodity prices, foreign exchange, interest rates and freight). This has quantitatively demonstrated the benefits of the diversified portfolio in terms of cash flow at risk (CFAR).
  The diversification effects within the combined portfolio materially reduce market risks (cash flow at risk to cash flow pre merger was: BHP - 25%, Billiton 26%. Post merger, the CFAR to cash flow ratio was assessed at 19%.).
  The diversification benefit is complemented by the strength and flexibility provided by the Group's world class, low cost assets and the options inherent within its project pipeline.
  This provides a natural hedge against adverse market price movements and reinforces the self insurance approach.
  Oil, aluminium, copper, coal and currency exposures dominate in the portfolio.
  BHP Billiton's portfolio is also diversified in terms of country risk - over 90% of EBITDA generation is in investment grade sovereign risk jurisdictions.

BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: 600 Bourke Street Melbourne Victoria 3000 Telephone +61 3 9609 3333 Facsimile +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: 1-3 Strand London WC2N 5HA United Kingdom Telephone +44 20 7747 3800 Facsimile +44 20 7747 3900

The BHP Billiton Group is headquartered in Australia